Capital Research and Management Company 333 South Hope Street Los Angeles, California 90071-1406

August 11, 2025

Mindy Rotter

Division of Investment Management – Disclosure Review and Accounting Office

Securities and Exchange Commission

100 Pearl Street, Suite 20-100

New York, NY 10004

Re: American Funds Complex – SOX Review

Dear Ms. Rotter:

On behalf of Capital Research and Management Company (“CRMC”), investment adviser to each of the funds set forth on Appendix I hereto (each a “Fund”, and collectively, the “Funds”), this letter responds to comments provided by the Staff of the Division of Investment Management of the Securities and Exchange Commission (the “Staff”) to CRMC by telephone on July 11, 2025 regarding the Staff’s recent SOX reviews for the Funds.

For your convenience, the substance of the Staff’s comments has been restated in italics below. CRMC’s response to each comment is set out immediately under the restated comment. As discussed on our July 11, 2025 telephone call, unless otherwise directly stated in the comment itself, the comment applies as applicable to the Funds or to all of the Funds.

1.	Form N-CSR Item 16(a) Controls and Procedures for the registrants of the Funds (each, a “Registrant”) does not disclose the conclusion as of a date within 90 days of the filing date of the report. Please file an amended Form N-CSR for each Registrant to correct the Item 16(a) disclosure.

Response: We acknowledge your comment and had intended to amend each Registrant’s Form N-CSR filing to disclose under Item 16(a) the conclusion as of a date within 90 days of the filing date of the report, as follows:

“The Registrant’s Principal Executive Officer and Principal Financial Officer have concluded, based on their evaluation of the Registrant’s disclosure controls and procedures (as such term is defined in Rule 30a-3 under the Investment Company Act of 1940) as of a date within 90 days of the filing date of this report, that such controls and procedures are adequate and reasonably designed to achieve the purposes described in paragraph (c) of such rule.”

However, due to vendor system limitations, amending such filings would have required a reprocessing of each tailored shareholder report within each N-CSR filing, including re-performing all iXBRL tagging. In total, 187 tailored shareholder reports would need to have been re-tagged, and due to the time- and resource-intensive nature of such tagging, with the exception of one Registrant, the Form N-CSRs for the next reporting period would have been filed and made publicly available before the prior amended Form N-CSRs would have been filed. In light of these circumstances, as discussed with the Staff, rather than amending each Form N-CSR to correct the Item 16(a) disclosure, we will include the correct disclosure (as shown above) in each Form N-CSR going forward.

2.	Form N-CSR Item 16(b) Controls and Procedures for the Registrants refers to a semi-annual period covered by the report. Please utilize the language provided in Form N-CSR Item 16(b), which refers to a period covered by the report not isolated to a particular semi-annual period and confirm in correspondence that there have been no such changes in the Registrant’s internal controls over financial reporting that occurred during the period.

Response: We acknowledge your comment and had intended to amend each Registrant’s From N-CSR filing to make this change, as reflected below. However, due to vendor system limitations, amending such filings would have required a reprocessing of each tailored shareholder report within each N-CSR filing, including re-performing all iXBRL tagging. In total, 187 tailored shareholder reports would need to have been re-tagged, and due to the time- and resource-intensive nature of such tagging, with the exception of one Registrant, the Form N-CSRs for the next reporting period would have been filed and made publicly available before the prior amended Form N-CSRs would have been filed. In light of these circumstances, as discussed with the Staff, rather than amending each Form N-CSR to correct the Item 16(b) disclosure, we will include the correct disclosure (as shown below) in each Form N-CSR going forward.

“There were no changes in the Registrant’s internal controls over financial reporting (as defined in Rule 30a-3(d) under the Investment Company Act of 1940) that occurred during the ~~Registrant’s semi-annual~~ period covered by this report that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting.”

We also confirm that there have been no such changes to each Registrant’s internal controls over financial reporting that occurred during the period covered by each Registrant’s report, as noted on Appendix I.

3.	Please confirm in correspondence that each non-diversified Fund continues to maintain its non-diversified status. The Staff notes that if any of the Funds have been operating as a diversified fund for more than three years, that fund will require shareholder approval prior to changing its status back to a non-diversified fund.

Response: We confirm that each non-diversified Fund either continues to operate as a non-diversified fund, or such non-diversified Fund has not yet operated for three years since its inception and therefore retains the ability to operate as a non-diversified fund.

4.	Certain Funds had exposure to derivatives during the last fiscal year end; however, the Tailored Shareholder Reports (“TSRs”) of such Funds do not discuss the effects of the derivatives on the performance of the fund. If the performance was materially affected by the derivatives exposure, there should be a discussion of the impact in Management’s Discussion of Fund Performance (“MDFP”) in the TSRs. Please ensure that future reports include disclosure discussing the impact of derivatives on performance in the TSR.

Response: Funds numbered 24–28 and 31–33 in Appendix I (collectively, the “Managed Risk Funds”) invest in shares of other American Funds Insurance Series funds and integrate an additional managed risk strategy. This strategy uses hedging instruments—primarily exchange-traded futures contracts and/or exchange-traded put options—to seek to stabilize fund volatility around a target level and reduce downside exposure. To the extent the use of derivatives in this strategy materially impacts a Managed Risk Fund’s performance, we will include appropriate disclosure in the MDFP section in future TSRs for these Funds.

For other Funds with derivatives exposure that are not Managed Risk Funds, we respectfully submit that based on the way derivatives are used in such Funds, additional disclosure in the MDFP regarding the specific impact of derivatives on fund performance would not provide meaningful insight to Fund investors. For these Funds, derivatives are just one tool to express an investment thesis relating to a set of portfolio characteristics that are not specific to derivatives, such as positioning on exposures to currencies, interest rate duration and yield curve, sectors or industries, or security selection. The decision to use a derivative or a cash instrument is typically driven by implementation efficiency, liquidity, or risk management considerations—not by a distinct investment thesis. As such, derivatives exposures in these Funds are not an expression of a separate derivatives thesis, but an additional way to express the Fund’s investment thesis on various portfolio characteristics. Given this context, the isolated impact of derivatives on a Fund’s performance is not material to investors. Therefore, we respectfully believe that the MDFP appropriately discusses and evaluates Fund performance based on these key portfolio drivers (regardless of whether the exposures were implemented through cash instruments or derivatives) and not on the specific instruments used to achieve them.

5.	American Funds Emerging Markets Bond Fund (“EMBF”) and American Funds Strategic Bond Fund (“SBF”) paid distributions from return of capital. Item B.23 of Form N-CEN was not checked “yes” for either Fund. Please explain why these distributions were not required to be accompanied by a written statement pursuant to Section 19(a) of the Investment Company Act of 1940.

Response: The distributions paid by EMBF and SBF were not accompanied by a written statement pursuant to Section 19(a) of the Investment Company Act of 1940 because the source of the distributions were wholly from accumulated undistributed net income determined in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). As stated in Dear CFO letter 2019-02, Section 19(a) of the Investment Company Act of 1940 prohibits a fund from making a distribution from any source other than the fund’s net income, determined in accordance with good accounting practice, unless that payment is accompanied by a written statement which adequately discloses the source of any payment or dividend distribution wholly or partly from any source other than accumulated undistributed net income. The letter further clarifies that “good accounting practice” means financial information prepared in accordance with U.S. GAAP.

The disclosure in the notes to the financial statements of EMBF and SBF pertaining to the payment of a return of capital was made with specific reference to a tax-basis determination of net income.

6.	According to the Statement of Changes (included in Form N-CSR) of EMBF and SBF, EMBF and SBF had a return of capital distribution. Please confirm that there is no reference to yields or dividends when describing distributions that may contain return of capital distributions in the marketing materials, financial statement disclosures, and/or website disclosures of those Funds, as those terms may be misinterpreted as income.

Response: The distribution yield disclosed on the respective Funds’ websites, along with equivalent materials, includes distributions paid from both income and return of capital. The distribution yield is accompanied by a footnote stating that a “portion of the fund’s distribution may be classified as a return of capital. Please refer to the fund’s Annual Report for details”. The Annual Report in turn discloses the dividends paid/accrued separately from distributions deemed a return of capital for tax purposes within the “Statements of changes in net assets”, “Notes to financial statements” and “Financial highlights” (see below).

7.	With respect to American Funds Insurance Series – Washington Mutual Investors Fund (“AFIS WMIF”) and American Funds Insurance Series – Managed Risk Washington Mutual Investors Funds (“AFIS MWMIF”), the investment objective disclosed in the notes to the financial statements is not consistent with the investment objective disclosed in the prospectus. Please review the disclosure and confirm in correspondence that going forward, the disclosures will be consistent.

Response: We acknowledge your comment and going forward, the investment objective disclosed in the notes to the financial statements of AFIS WMIF and AFIS MWMIF will be updated to be consistent with the investment objective disclosed in the prospectus.

8.	With respect to each Fund numbered 24-33 on Appendix I, the risk factors identified in the applicable notes to the financial statements provide that each such fund is non-diversified. However, the response to Item C.4 in the Form N-CEN filed on March 17, 2025 noted the funds are diversified. Please explain in correspondence the difference in the disclosure.

Response: We note that each Fund numbered 23-33 on Appendix I is a diversified fund, consistent with the response to Item C.4 in Form N-CEN. We acknowledge the notes to the financial statements for such Funds include the below non-diversification risk disclosure, which was included because such funds could invest in underlying managed risk funds that were previously non-diversified. This non-diversification risk disclosure was removed from the prospectuses of these previously non-diversified managed risk funds effective May 1, 2025. However, due to timing, the disclosure was not removed from the notes to the financial statements because the December 31, 2024 audited financial statements were finalized prior to finalization of the prospectuses. In the next set of financial statements for the semi-annual period ended June 30, 2025, the non-diversification risk disclosure will be removed from the notes to the financial statements to align with the risk factors in the prospectuses.

“Nondiversification risk – As nondiversified funds, the managed risk funds have the ability to invest a larger percentage of their assets in the securities of a smaller number of issuers than a diversified fund. To the extent that the fund invests a larger percentage of its assets in securities of one or more issuers, poor performance by these securities could have a greater adverse impact on a managed risk fund’s investment results.”

Thank you for your consideration of our responses to your comments. If you have any questions, please do not hesitate to contact me at (213) 615-4618 or at charlene.kim@capgroup.com.

Sincerely,

/s/ Charlene Kim

Charlene Kim

Senior Counsel

Appendix I

NO.	SERIES ID	FYE	FILE #	FUND / SERIES NAME	REGISTRANT NAME
1	S000039110	5/31/2024	811-22744	AMERICAN FUNDS CORPORATE BOND FUND	AMERICAN FUNDS CORPORATE BOND FUND
2	S000053060	12/31/2024	811-23122	AMERICAN FUNDS EMERGING MARKETS BOND FUND	AMERICAN FUNDS EMERGING MARKETS BOND FUND
3	S000052313	12/31/2024	811-23101	AMERICAN FUNDS STRATEGIC BOND FUND	AMERICAN FUNDS STRATEGIC BOND FUND
4	S000009618	3/31/2025	811-03734	EUROPACIFIC GROWTH FUND	EUROPACIFIC GROWTH FUND
5	S000008786	12/31/2024	811-03857	GLOBAL GROWTH FUND	AMERICAN FUNDS INSURANCE SERIES
6	S000008790	12/31/2024	811-03857	GLOBAL SMALL CAPITALIZATION FUND	AMERICAN FUNDS INSURANCE SERIES
7	S000008791	12/31/2024	811-03857	GROWTH FUND	AMERICAN FUNDS INSURANCE SERIES
8	S000008792	12/31/2024	811-03857	INTERNATIONAL FUND	AMERICAN FUNDS INSURANCE SERIES
9	S000008793	12/31/2024	811-03857	NEW WORLD FUND	AMERICAN FUNDS INSURANCE SERIES
10	S000008794	12/31/2024	811-03857	WASHINGTON MUTUAL INVESTORS FUND	AMERICAN FUNDS INSURANCE SERIES
11	S000088658	12/31/2024	811-03857	U.S. SMALL AND MID CAP EQUITY FUND	AMERICAN FUNDS INSURANCE SERIES
12	S000013710	12/31/2024	811-03857	CAPITAL WORLD GROWTH AND INCOME FUND	AMERICAN FUNDS INSURANCE SERIES
13	S000008795	12/31/2024	811-03857	GROWTH-INCOME FUND	AMERICAN FUNDS INSURANCE SERIES
14	S000023461	12/31/2024	811-03857	INTERNATIONAL GROWTH AND INCOME FUND	AMERICAN FUNDS INSURANCE SERIES
15	S000045163	12/31/2024	811-03857	CAPITAL INCOME BUILDER	AMERICAN FUNDS INSURANCE SERIES

NO.	SERIES ID	FYE	FILE #	FUND / SERIES NAME	REGISTRANT NAME
16	S000008796	12/31/2024	811-03857	ASSET ALLOCATION FUND	AMERICAN FUNDS INSURANCE SERIES
17	S000031859	12/31/2024	811-03857	AMERICAN FUNDS GLOBAL BALANCED FUND	AMERICAN FUNDS INSURANCE SERIES
18	S000008797	12/31/2024	811-03857	THE BOND FUND OF AMERICA	AMERICAN FUNDS INSURANCE SERIES
19	S000013796	12/31/2024	811-03857	CAPITAL WORLD BOND FUND	AMERICAN FUNDS INSURANCE SERIES
20	S000008787	12/31/2024	811-03857	AMERICAN HIGH-INCOME TRUST	AMERICAN FUNDS INSURANCE SERIES
21	S000031860	12/31/2024	811-03857	AMERICAN FUNDS MORTGAGE FUND	AMERICAN FUNDS INSURANCE SERIES
22	S000008789	12/31/2024	811-03857	ULTRA-SHORT BOND FUND	AMERICAN FUNDS INSURANCE SERIES
23	S000008788	12/31/2024	811-03857	U.S. GOVERNMENT SECURITIES FUND	AMERICAN FUNDS INSURANCE SERIES
24	S000040665	12/31/2024	811-03857	MANAGED RISK GROWTH FUND	AMERICAN FUNDS INSURANCE SERIES
25	S000040666	12/31/2024	811-03857	MANAGED RISK INTERNATIONAL FUND	AMERICAN FUNDS INSURANCE SERIES
26	S000040667	12/31/2024	811-03857	MANAGED RISK WASHINGTON MUTUAL INVESTORS FUND	AMERICAN FUNDS INSURANCE SERIES
27	S000040668	12/31/2024	811-03857	MANAGED RISK GROWTH-INCOME FUND	AMERICAN FUNDS INSURANCE SERIES
28	S000038240	12/31/2024	811-03857	MANAGED RISK ASSET ALLOCATION FUND	AMERICAN FUNDS INSURANCE SERIES
29	S000048970	12/31/2024	811-03857	PORTFOLIO SERIES - AMERICAN FUNDS GLOBAL GROWTH PORTFOLIO	AMERICAN FUNDS INSURANCE SERIES

NO.	SERIES ID	FYE	FILE #	FUND / SERIES NAME	REGISTRANT NAME
30	S000048971	12/31/2024	811-03857	PORTFOLIO SERIES - AMERICAN FUNDS GROWTH AND INCOME PORTFOLIO	AMERICAN FUNDS INSURANCE SERIES
31	S000048973	12/31/2024	811-03857	PORTFOLIO SERIES - AMERICAN FUNDS MANAGED RISK GROWTH PORTFOLIO	AMERICAN FUNDS INSURANCE SERIES
32	S000048974	12/31/2024	811-03857	PORTFOLIO SERIES - AMERICAN FUNDS MANAGED RISK GROWTH AND INCOME PORTFOLIO	AMERICAN FUNDS INSURANCE SERIES
33	S000048972	12/31/2024	811-03857	PORTFOLIO SERIES - AMERICAN FUNDS MANAGED RISK GLOBAL ALLOCATION PORTFOLIO	AMERICAN FUNDS INSURANCE SERIES
34	S000084732	12/31/2024	811-03857	AMERICAN FUNDS IS 2070 TARGET DATE FUND	AMERICAN FUNDS INSURANCE SERIES
35	S000080328	12/31/2024	811-03857	AMERICAN FUNDS IS 2065 TARGET DATE FUND	AMERICAN FUNDS INSURANCE SERIES
36	S000080327	12/31/2024	811-03857	AMERICAN FUNDS IS 2060 TARGET DATE FUND	AMERICAN FUNDS INSURANCE SERIES
37	S000080326	12/31/2024	811-03857	AMERICAN FUNDS IS 2055 TARGET DATE FUND	AMERICAN FUNDS INSURANCE SERIES

NO.	SERIES ID	FYE	FILE #	FUND / SERIES NAME	REGISTRANT NAME
38	S000080325	12/31/2024	811-03857	AMERICAN FUNDS IS 2050 TARGET DATE FUND	AMERICAN FUNDS INSURANCE SERIES
39	S000080324	12/31/2024	811-03857	AMERICAN FUNDS IS 2045 TARGET DATE FUND	AMERICAN FUNDS INSURANCE SERIES
40	S000080323	12/31/2024	811-03857	AMERICAN FUNDS IS 2040 TARGET DATE FUND	AMERICAN FUNDS INSURANCE SERIES
41	S000067194	12/31/2024	811-03857	AMERICAN FUNDS IS 2035 TARGET DATE FUND	AMERICAN FUNDS INSURANCE SERIES
42	S000067193	12/31/2024	811-03857	AMERICAN FUNDS IS 2030 TARGET DATE FUND	AMERICAN FUNDS INSURANCE SERIES
43	S000067192	12/31/2024	811-03857	AMERICAN FUNDS IS 2025 TARGET DATE FUND	AMERICAN FUNDS INSURANCE SERIES
44	S000067191	12/31/2024	811-03857	AMERICAN FUNDS IS 2020 TARGET DATE FUND	AMERICAN FUNDS INSURANCE SERIES
45	S000067190	12/31/2024	811-03857	AMERICAN FUNDS IS 2015 TARGET DATE FUND	AMERICAN FUNDS INSURANCE SERIES
46	S000067189	12/31/2024	811-03857	AMERICAN FUNDS IS 2010 TARGET DATE FUND	AMERICAN FUNDS INSURANCE SERIES